

Brad Tompkins · 3rd

 **Furniture For Life**

Finance and IT professional. Entrepreneur at heart.

Greater Denver Area · 267 connections · **Contact info**

Experience



CFO

Furniture For Life

Oct 2014 – Present · 5 yrs 9 mos

Boulder, CO

www.FFLBrands.com Furniture for Life | OHCO Massage | Positive Posture | Varier | Panasonic

www.OHCOMassage.com Massage Redefined

www.PositivePosture.com Maker of True Zero Gravity Recliners / The Most Comfortable
Furniture on Earth™

www.PanasonicMassage.com Luxury Massage Chairs   **...see mor**



Board Member

CoPeace

Sep 2018 – Present · 1 yr 10 mos

Greater Denver Area

Board of Directors

Tecstra Systems

2008 – Present · 12 yrs

Equity & Asset Backed Debt Positions

Small Business Finance

Jan 2007 – Present · 13 yrs 6 mos

Trading Index ETFs & Options and Stock Index & Energy Futures

Independent Investor

Jan 2006 – Present · 14 yrs 6 mos

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Education



Carleton College

BA, Economics

1984 – 1988

Skills & Endorsements

Finance · 10

Roger Weenig, MD and 9 connections have given endorsements for this skill

Databases · 6

Robert Taylor and 5 connections have given endorsements for this skill

Project Management · 5

Bradd Johnson and 4 connections have given endorsements for this skill

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